SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH, D.C.
211

11016448

DA 3/12

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SICOR SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6500 Poe Avenue, Suite 105
(No. and Street)

Dayton	Ohio	45414
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregory L. Merrick 1-888-221-3101 ext. 141
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John M. Keller, CPA
(Name – *if individual, state last, first, middle name*)

PO Box 13449	Dayton	Ohio	45414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16

OATH OR AFFIRMATION

I, Gregory L. Merrick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sicor Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

JUSTINE A. KANGAS, Notary Public
In and for the State of Ohio
My Commission Expires 3-5-2015

Signature

President
Title

NOTARIAL SEAL
STATE OF OHIO

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SICOR Securities, Inc.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2010

TOGETHER WITH

INDEPENDENT AUDITORS' REPORT

SICOR SECURITIES, INC.

YEAR ENDED DECEMBER 31, 2010

TABLE OF CONTENTS

Manning Associates
Certified Public Accountants, LLC
John M. Manning, CPA • Sandra L. Comer, CPA • John C. Bensman, CPA • John M Keller, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Sicor Securities, Inc.
Dayton, Ohio

We have audited the accompanying statement of financial condition of Sicor Securities. Inc., (the Company) as of December 31, 2010, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sicor Securities, Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion the information fairly stated in all material respects in relation to the basic financial statements taken as a whole. Sicor Securities, Inc., is exempt from the requirements of Rule 15c3-3 due to the nature of the Company's transactions, because the Company does not take possession of, or otherwise control customer securities, and because it does not carry customer accounts (it promptly transmits all funds and does not otherwise hold funds, or owe money to customers). Accordingly, the Supplemental Schedules relating to the reserve requirements under Rule 15c3-3, and the information relating to the possession or control requirements under Rule 15c3-3, have been omitted from this report.

Manning & Associates

Manning & Associates CPAs, LLC
Dayton, Ohio
February 21, 2011

yton | 6105 N. Dixie Drive | P.O. Box 13449 | Dayton, Ohio 45413
7) 898-3167 | Fax (937) 898-9202 | Email: dayton@manningcpallc.com

SICOR SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$	177,151
Commissions Receivable		130,057
Other Receivables		74,135
Tax Benefit Receivable		148,500
	$	529,843

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Commissions Payable	$	96,465
Accounts Payable, Trade		12,772
Accrued Expenses		26,045
Loan Payable		50,000
	$	185,282
Stockholders' Equity:		
Common Stock - No Par Value, 500 shares authorized, 101 shares issued and outstanding	$	500
Additional Paid-In Capital		1,034,114
Retained Deficit		(690,053)
Total Stockholders' Equity	$	344,561
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	529,843

The accompanying notes are an integral part of these financial statements

SICOR SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues:		
Commissions	$	810,454
Interest		1,360
Advisory Fees		141,344
Other Income		454,000
	$	1,407,158
Expenses:		
Commission Expense	$	908,884
Contract Labor		255,039
Advertising		5,594
Auto Expense		6,109
Computer Consulting		36,193
Dues and Subscriptions		2,467
Education		3,422
Franchise Tax		300
Insurance		4,914
Internet Access Fees		605
License Expense		36,127
Maintenance and Repairs		1,531
Office Supplies and Expense		4,581
Other Operating Expenses		73,658
Professional Fees		23,703
Rent		8,796
Telephone		412
Travel and Entertainment		7,537
	$	1,379,872
Income Before Income Taxes	$	27,286
Provision for Income Taxes		5,500
Net Income	$	21,786

The accompanying notes are an integral part of these financial statements

SICOR SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Capital Stock Common Shares	Amount	Additional Paid-in Capital	Retained Deficit	Total Stockholders' Equity
Balance at January 1, 2010	101	$ 500	$ 1,024,114	$ (711,839)	$ 312,775
Net Income			10,000	21,786	31,786
Balance at December 31, 2010	101	$ 500	$ 1,034,114	$ (690,053)	$ 344,561

The accompanying notes are an integral part of these financial statements

SICOR SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash Flows From Operating Activities:		
Net Income (Loss)	$	21,786
Adjustments to reconcile net income (Loss) to net cash used by operating activities:		
(Increase) Decrease in Operating Assets:		
Commissions Receivable		6,853
Accounts Receivable, Other		11,648
Increase (Decrease) in Operating Liabilities:		
Commissions Payable		(57,646)
Accounts Payable, Trade		(14,531)
Other Liabilities		(67,675)
Net Cash provided (Used) by Operating Activities	$	(99,565)
Cash Flows From Financing Activities:		
Addition to Paid-in-Capital	$	10,000
Net Cash Provided by Financing Activities	$	10,000
Increase (Decrease) in Cash	$	(89,565)
Cash at Beginning of the Year		266,716
Cash at End of the Year	$	177,151

The accompanying notes are an integral part of these financial statements

NOTE 1 – SIGNFICANT ACCOUNTING POLICIES

NATURE OF ORGANIZATION

The Company was incorporated in 1984 to provide broker-dealer services and other security related transactions. It is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not carry customer accounts. Its principal activity is the sale of redeemable shares of registered investment companies and certain other share accounts. To a lesser extent, the Company performs financial planning, fee based asset management and related consulting services. The Company is a wholly owned subsidiary of TIS Holdings, Inc. (Parent). Management has represented that TIS Holdings, Inc. had no material transactions other than with Sicor Securities, Inc. as disclosed in Note 3 during the period ended December 31, 2010 and further that these financial statements do not include any transactions associated with TIS Holdings, Inc. Accordingly, these financial statements do not include TIS Holdings, Inc., and no audit procedures were applied to it.

BASIS OF ACCOUNTING

The Financial Statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Consequently, revenues are recognized when earned and expenses are recognized when incurred.

CASH AND CASH EQUIVALENTS

Cash includes amounts in financial institutions. For purposes of the statement of cash flows, the Company considers all short-term instruments purchased with maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2010.

CONCENTRATIONS OF CREDIT RISK

The Company is an introducing broker engaged in introducing customers to counter parties, which include clearing brokers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. Risk is limited due to the large number of counter parties customers are introduced too. It is the Company's policy to review, as necessary, the credit standing of each counter party.

ADVERTISING

Advertising and sales promotion costs are expensed as incurred. Advertising expenses were $5,594 for the year ended December 31, 2010.

ACCOUNTS RECEIVABLE

Management believes that all accounts receivable as of December 31, 2010 are fully collectible. Accordingly, no reserve for bad debts exists at December 31, 2010.

NOTE 1 – SIGNFICANT ACCOUNTING POLICIES (continued)

PROPERTY AND EQUIPMENT

The Company did not own property and equipment during the year. However, it continued to utilize furniture and fixtures transferred to its Parent in 2002 (See Note 3). Maintenance and repairs charged to expense were incurred on property and equipment leased by the Parent to the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles, generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, upon settlement, actual results may differ from the estimated amounts.

SUBSEQUENT EVENTS

Management has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 21, 2010, the date on which the financial statements were available to be issued. This evaluation determined that there are no subsequent events that necessitated disclosures and/or adjustments.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist primarily of cash, accounts receivable, and accounts payable. The carrying values of financial instruments are representative of their fair values due to their short-term maturities. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

NOTE 2 – NET CAPITAL REQUIREMENTS

With respect to its securities transactions, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $99,520, which was $80,992 in excess of its required net capital of $12,352. The Company's net capital ratio was 1.86 to 1.

NOTE 3 – RELATED PARTY TRANSACTIONS

At December 31, 2010, the Company had $148,500 Tax Benefit Receivable due from its Parent. This resulted from net operating loss benefits utilized by Parent on the consolidated income tax returns (see Note 4).

The Company incurred charges as contract labor expense in connection with services rendered during the year by its Parent under an agreement entered into in 2002. The Company also utilized property and equipment owned by its Parent. In addition, the Company also paid the Parent for repairs and operating expenses (see Note 1).

The Expenses paid during the year are summarized as follows:

Contract Labor	$255,039
Accounting	3,772
	$258,811

NOTE 4 – PROVISION FOR INCOME TAXES

Sicor Securities, Inc. files consolidated income tax returns with its Parent. Sicor Securities, Inc. provides for income taxes on a separate return basis and remits or receives from the parent or its subsidiary amounts currently payable or receivable. The Company recorded a tax provision of $5,500 for the year ended December 31, 2010. At December 31, 2010, the Company has net operating loss carry forward of approximately $314,714 which expire in the years 2023 through 2029.

Due to uncertainty regarding the level of future earnings, the Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets, which may not be realized.

Management has evaluated income tax position taken or expected to be taken, if any, on income tax returns filed with its parent and the likelihood that, upon examination by relevant jurisdictions, those income tax positions would be sustained. Based on the results of this evaluation management determined there are no positions that necessitated disclosures and/or adjustments.

The consolidated income tax return filed with its parent is not subject to examination by U.S. federal tax authorities for tax years before 2006.

NOTE 5 – SUBORDINATED BORROWINGS

In connection with the subordinated borrowings, the Company issued one (1) share of common stock, no par value. Accordingly, in connection with subordinated borrowings the Company issued one (1) share of stock during 1999.

The company continues to negotiate for redemption of one (1) share of stock with a previous holder of subordinated debt, which was not extended beyond November 14, 2004. The balance due of $50,000 is reflected as a loan payable in these financial statements.

NOTE 6 – OPERATING LEASE COMMITMENT

The Company leases its facility under an operating lease agreement signed in November of 2006. The lease requires a base rent for the first 12 months of $712 per month beginning March 1, 2007. Each March for the remaining term of the lease, the monthly base rent will increase with any percentage increase in the Consumer Price Index. The term of this lease agreement expires February 28, 2013. A provision in the lease states that the Company will have the option to renew the lease for five years.

Future minimum annual rent payments required under the operating lease as of December 31, 2010 are as follows:

Year Ending December 31,	
2011	8,540
2012	8,540
Thereafter	1,424
	$18,504

SUPPLEMENTARY INFORMATION

SICOR SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

Net Capital		
Total Stockholders' Equity		$ 344,561
Add Subordinated Borrowings Allowable in Computation of Net Capital		-
Total Capital and Allowable Subordinated Borrowings		$ 344,561
Deductions and/or Charges:		
Receivables from Brokers or Dealers	$ -	
Other Receivables	74,135	
12b-1/Service Fees	16,192	
Tax Benefit Receivable	148,500	
Haircuts on Securities	791	
Other Assets	5,423	
Total Deductions		245,041
Net Capital		$ 99,520
Aggregate Indebtedness		
Items Included in Statement of Financial Condition:		
Commissions Payable		$ 96,465
Accounts Payable		12,772
Accrued Expenses		26,045
Loan Payable		50,000
Total Aggregate Indebtedness		$ 185,282
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required:		
Company		$ 12,352
Total		$ 12,352
Excess Net Capital at 1000 Percent		$ 80,992
Ratio: Aggregate Indebtedness to Net Capital		1.86 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2009)		
Net Capital as Reported in Company's Part II (Unaudited) Focus Report		$ 99,520
Other Audit Adjustments, Net		-
Net Capital Per Above		$ 99,520

The accompanying notes are an integral part of these financial statements

Manning Associates
Certified Public Accountants, LLC

John M. Manning, CPA • Sandra L. Comer, CPA • John C. Bensman, CPA • John M Keller, CPA

**Report on Internal Control Required
By SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an
Exemption from SEC Rule 15c3-3**

To the Board of Directors
Sicor Securities, Inc.
Dayton, Ohio

In planning and performing our audit of the financial statements and supplemental schedule of Sicor Securities, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

yton | 6105 N. Dixie Drive | P.O. Box 13449 | Dayton, Ohio 45413
37) 898-3167 | Fax (937) 898-9202 | Email: dayton@manningcpallc.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph of this section and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Manning & associates

Manning & Associates CPAs, LLC
Dayton, Ohio
February 21, 2011